ABERDEEN ASIA-PACIFIC INCOME FUND, INC.
Gateway Center 3
100 Mulberry Street
Newark, NJ  07102

February 10, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Christian Sandoe
Division of Investment Management

Re: Aberdeen Asia-Pacific Income Fund, Inc. (File No. 333-100430) Application to Withdraw Registration Statement on Form N-2

Dear Sirs:

Aberdeen Asia-Pacific Income Fund, Inc. ("Registrant"), a closed-end management investment company, hereby applies, pursuant to Rule 477 under the Securities Act of 1933, to withdraw the Registration Statement on Form N-2 filed by Registrant on October 9, 2002 to register additional shares to be offered in a rights offering. Registrant's Board of Directors has determined that market developments since that filing have not been favorable for a rights offering and that the offering should therefore not proceed. No securities have been sold in connection with the proposed rights offering.

Please call the undersigned at 202-261-3308 if you have questions about this application.

Yours truly,

Hugh Young, President and Principal Executive Officer
Christian Pittard, Assistant Secretary and Principal Financial and Accounting
                   Officer
Martin J. Gilbert, Director and Chairman
Anthony E. Aaronson, Director
David L. Elsum, Director
Beverley Hendry, Director
Howard A. Knight, Director
P. Gerald Malone, Director
Neville J. Miles, Director
Peter J. O'Connell, Director
William J. Potter, Director
Peter D. Sacks, Director
Anton E. Schrafl, Director
John T. Sheehy, Director
Brian Sherman, Director

/s/ SANDER M. BIEBER
    Sander M. Bieber, by power of attorney

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned constitutes and appoints Allan S. Mostoff, Sander M. Bieber, Olivia P. Adler, Jennifer O. Epstein and Wendy Fox, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for such attorney-in-fact in such attorney-in-fact's name, place and stead, to sign any and all registration statements applicable to Aberdeen ASIA-PACIFIC INCOME Fund, Inc. (the "Fund"), and any amendments or supplements thereto, and withdrawals thereof, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person in his or her capacity as a Director or Officer of the Fund, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has duly executed this Power of Attorney on the date indicated below.

         Name                                             Title                                 Date
         ----                                             -----                                 ----
/s/ Hugh Young                              President and Principal Executive Officer        February 7, 2003
---------------------------
Hugh Young

/s/ Christian Pittard                       Assistant Secretary and Principal Financial      February 4, 2003
---------------------------                 and Accounting Officer
Christian Pittard

/s/ Martin J. Gilbert                       Director and Chairman                            February 2, 2003
---------------------------
Martin J. Gilbert

/s/ Anthony E. Aaronson                     Director                                         January 18, 2003
---------------------------
Anthony E. Aaronson

/s/ David L. Elsum                          Director                                         February 5, 2003
---------------------------
David L. Elsum

/s/ Beverley Hendry                         Director                                         January 31, 2003
---------------------------
Beverley Hendry

/s/ Howard A. Knight                        Director                                         February 3, 2003
---------------------------
Howard A. Knight

/s/ P. Gerald Malone                        Director                                         January 19, 2003
---------------------------
P. Gerald Malone

/s/ Neville J. Miles                        Director                                         February 4, 2003
---------------------------
Neville J. Miles

/s/ Peter J. O'Connell                      Director                                         February 1, 2003
---------------------------
Peter J. O'Connell

/s/ William J. Potter                       Director                                         January 21, 2003
---------------------------
William J. Potter

/s/ Peter D. Sacks                          Director                                         January 20, 2003
---------------------------
Peter D. Sacks

/s/ Anton E. Schrafl                        Director                                         February 3, 2003
---------------------------
Anton E. Schrafl

/s/ John T. Sheehy                          Director                                         January 23, 2003
---------------------------
John T. Sheehy

/s/ Brian Sherman                           Director                                         February 4, 2003
---------------------------
Brian Sherman